Exhibit 99.1

May 11, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

We have read the statements concerning our firm contained in Form 6-K of Dragon Jade International Ltd. (the “Company”) dated and filed with the Securities and Exchange Commission on May 11, 2016 and are in agreement with those statements. We have no basis to agree or disagree with other statements of the Company made in this Form 6-K therein.

/s/ AWC (CPA) Limited
Certified Public Accountants